UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM 11-K
 ____________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the period ended October 13, 2011.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the Transition Period From              to

Commission File Number 000-23554
____________________

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

FCStone Group Employee Stock Ownership Plan

1251 NW Briarcliff Pkwy, Suite 800
Kansas City, Missouri 64116

A.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTL FCStone Inc.
708 Third Avenue, Suite 1500
New York, NY 10017

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN
Administered by Associated Benefits Corporation
Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of October 13, 2011 and December 31, 2010	2

Statements of Changes in Net Assets Available for Benefits for the period from January 1, 2011 to October 13, 2011 and the year ended December 31, 2010	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule - Form 5500, Schedule H, Part IV, Line 4j - Schedule of Reportable Transactions for the period from January 1, 2011 to October 13, 2011	12

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
Participants and Administrators
FCStone Group Employee Stock Ownership Plan:
We have audited the accompanying statements of net assets available for benefits of FCStone Group Employee Stock Ownership Plan (the Plan) as of October 13, 2011 (liquidation date) and December 31, 2010, and the related statements of changes in net assets available for benefits (liquidation basis) for the period from January 1, 2011 through October 13, 2011 (liquidation date) and the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of October 13, 2011 (liquidation date) and December 31, 2010, and the changes in net assets available for benefits for the period from January 1, 2011 through October 13, 2011 (liquidation date) and the year ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.
As further discussed in note 1 to the financial statements, the Board of Directors of FCStone Group, Inc., the Plan's sponsor, voted on December 16, 2009 to terminate the Plan and to subsequently distribute all remaining assets of the Plan, which occurred on October 13, 2011, based upon participant elections. In accordance with U.S. generally accepted accounting principles, the Plan's basis of accounting uses the liquidation basis to present the 2011 and 2010 financial statements.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, part IV, line 4(j) - schedule of reportable transactions for the period ended October 13, 2011 (liquidation date), is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.
/s/ KPMG LLP

Kansas City, Missouri
April 9, 2012

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN
Administered by Associated Benefits Corporation
Statements of Net Assets Available for Benefits
As of October 13, 2011 and December 31, 2010

	October 13, 2011	December 31, 2010
Assets:
Investments, at fair value:
INTL FCStone Inc. Common Stock Fund:
INTL FCStone Inc. Common Stock	$—	$13,097,457
Wells Fargo Short Term Investment Fund G	—	400,574
General Fund	—	18,951,294
Mutual funds	—	7,518,569
Total investments, at fair value	—	39,967,894

Receivables -
Accrued interest and dividends	—	74
Total receivables	—	74

Assets available for benefits at fair value	—	39,967,968
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(620,475)
Net assets available for benefits	$—	$39,347,493
See accompanying notes to financial statements.

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN
Administered by Associated Benefits Corporation
Statements of Changes in Net Assets Available for Benefits
Period from January 1, 2011 through October 13, 2011 and the year ended December 31, 2010

	Period from January 1, 2011 to October 13, 2011 (liquidation date)	Year Ended December 31, 2010
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$797,491	$5,843,993
Dividends and interest income	90,355	822,308
Total additions	887,846	6,666,301
Deductions from net assets attributed to:
Distributions to participants	40,208,371	4,179,917
Other expenses	26,968	51,498
Total deductions	40,235,339	4,231,415
(Decrease) increase in net assets available for benefits	(39,347,493)	2,434,886
Net assets available for benefits at beginning of period	39,347,493	36,912,607
Net assets available for benefits at end of period	$—	$39,347,493
See accompanying notes to financial statements.

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN
Administered by Associated Benefits Corporation
Notes to Financial Statements
Period from January 1, 2011 through October 13, 2011 and the year ended December 31, 2010

Note 1 – Plan Description and Plan Termination
The FCStone Group Employee Stock Ownership Plan (“the Plan”) is a defined contribution plan administered by Associated Benefits Corporation (“Plan Administrator”). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
(a) General
As noted below, the Plan has been terminated, however, the following is a description of the Plan. The Plan, adopted on June 1, 2005, was a defined contribution plan which was available to all full-time employees of FCStone Group, Inc. (“FCStone”) and wholly owned subsidiaries who had attained age 21 and completed four months of service. The Plan was formed to enable employees to become beneficial owners of the common stock of FCStone Group, Inc., as well as providing the ability to diversify those holdings in other investment options of various mutual funds and the General Fund (“the Trust”). FCStone Group, Inc. serves as the Plan Sponsor and Wells Fargo Bank N.A. (“Trustee”) serves as trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
(b) Plan Termination
Effective September 30, 2009, FCStone Group, Inc. and subsidiaries and INTL FCStone Inc. (formerly known as International Assets Holding Corporation) and subsidiaries (collectively, “the Companies” or "the Company") completed their business combination, pursuant to which all of the issued and outstanding stock of FCStone Group, Inc., including those shares held by the Plan, was exchanged for common stock of INTL FCStone Inc. (“Company Stock”).
In connection with the business combination on September 30, 2009, the Board of Directors of FCStone elected to terminate the Plan as of December 31, 2009 (“Termination Date”). As a result of an amendment to the Plan in 2010, no new participants were admitted to the Plan and no additional contributions were made to the Plan for service performed by participants after the Termination Date.
The Plan Sponsor submitted a request to the Internal Revenue Service (“IRS”) on Form 5310, for a favorable determination letter with respect to the Plan's qualified status as of the Termination Date. On January 22, 2011, a favorable determination letter was received from the IRS with respect to the termination of the Plan. Following receipt of the favorable determination letter, the Plan Sponsor directed the Trustee to distribute to the participants all remaining assets of the Plan which are distributable on account of the Plan's termination.
All participant account balances became 100% vested as of the Termination Date and were not subject to forfeiture. In addition, the Plan was amended so that all amounts in the participant's accounts to which they were entitled would be distributable as provided by the Plan. The investments held by the participants in the Plan were to be liquidated and the participants' distribution options included rolling the proceeds to another qualified employer plan (including the INTL FCStone Inc. 401(k) Plan) or an Individual Retirement Account (“IRA”), or receiving a direct taxable distribution. The participants could also transfer shares of the Company Stock in-kind to either a brokerage IRA or a taxable brokerage account. If the participants did not make an election by August 31, 2011, their accounts were liquidated and the proceeds were automatically rolled over to their account in the INTL FCStone Inc. 401(k) Plan. All participant accounts were fully liquidated and distributed by October 13, 2011. As such, the Company has determined that October 13, 2011 is the final reporting date for the Plan, since there were no participant assets remaining in the Plan as of this date.
(c) Contributions
As a result of the termination of the Plan, as discussed above, there were no employer contributions made to the Plan subsequent to December 31, 2009. Effective January 1, 2010, the employer matching contributions were credited to the participant's account in another Company plan.
Individual accounts were maintained for each Plan participant. Each participant's account was credited with an allocation of

4	(Continued)

investment income (loss). Allocations are based on participant earnings or account balances, as defined in the Plan document.
(d) Forfeitures
Prior to the Termination Date, the Plan provided that any participant who terminates employment would forfeit the nonvested portion of their account balance as of the date of separation. A forfeiture occurred at the earlier of the date the participant received a distribution from the Plan or after five consecutive one year breaks in service. The balance of such forfeitures could have been applied to reduce the Companies' matching contributions made to the Plan or used for the payment of Plan expenses. All active participants with account balances became 100% vested as of the Termination Date and was not subject to forfeiture. There were no forfeitures for the period from from January 1, 2011 to October 13, 2011. For the year ended December 31, 2010, forfeited nonvested accounts available to reduce payment of Plan expenses totaled $773.
(e) Participant Loans
The Plan does not allow loans to participants.
(f) Payment of Benefits
The benefit to which a participant was entitled was provided from the vested portion of a participant's account balance. Upon termination of service, if a participant's vested account balance did not exceed $1,000, the vested value was distributed in the form of a lump-sum payment. If the vested account balance exceeded $1,000, the participant could have requested a lump-sum payment, in-kind distribution of Company Stock, or could have elected to defer distribution, as set forth in the Plan. On termination of service due to death or disability, a participant could have elected to receive either a lump sum amount equal to the value of the participants vested interest in his or her account, or periodic installments over a period not to exceed five years unless a longer distribution period was requested in writing by the participant.
Upon final liquidation of the Plan assets, participants or their beneficiary could elect to receive the balance of their account as either a lump sum payment, roll over to another qualified employer plan or IRA, or, if the holdings were shares of the Company Stock, a transfer in-kind to a brokerage IRA or taxable brokerage account, as provided by the Plan.
(g) Voting Rights
Both prior and subsequent to the acquisition, each participant had the right to direct the Trustee with respect to the voting of all shares of common stock, vested or nonvested, which were included in their participant account balance. The Trustee, at the direction of the Plan Administrator, would vote all common stock to the extent participant voting directions were not provided.
(h) Expenses
Investment management fees are paid by the Plan participants based on participation in various funds and are presented as “Other expenses” in the statement of changes in net assets available for benefits. All other Plan expenses, including administrative and professional fees of the Plan, are paid by the Company and are not reflected in the Plan’s financial statements.
Note 2 – Summary of Significant Accounting Policies and Related Matters
(a) Basis of Accounting
As a result of the termination of the Plan on December 31, 2009, the Plan's financial statements are presented using the liquidation basis of accounting for the period from January 1, 2011 through October 13, 2011 and the year ended December 31, 2010 in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
As described in guidance included in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 962, Plan Accounting - Defined Contribution Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit‑responsive contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the guidance, the statement of net assets available for benefits as of December 31, 2010, presents the fair value of the investment contracts, as well the amount necessary to adjust this fair value to contract value. As permitted by the guidance, the statements of changes in net assets available for benefits are prepared on a contract value basis. The Plan's investment in the Trust was fully benefit-responsive as of December 31, 2010.

5	(Continued)

(b) Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.
(c) Risks and Uncertainties
The Plan invested in investments that were exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it was possible that changes in the fair values of investments could have occurred in the near term and that such changes could have materially affected participants' account balances and the amounts reported in the statement of net assets available for benefits.
The Plan's exposure to a concentration of credit risk was limited by providing the ability to diversify investments across the participant-directed fund elections. Additionally, the investments within each participant-directed fund election could have been further diversified into varied financial instruments, with the exception of investments in Company Stock. Investment decisions were made, and the resulting risks were borne, exclusively by the Plan participant who made such decisions.
(d) Investment Valuation and Income Recognition
Effective December 31, 2009, the Plan was terminated and participant accounts were fully distributed by October 13, 2011. Therefore, as of October 13, 2011, the fair value of assets in the Plan was zero.
Investment options under the Plan included the Company Stock Fund, various mutual funds, and the Trust. The fair value of shares of the Company Stock Fund was based upon the fair value of the underlying investments, which included Company Stock and cash equivalents. Fair value of the mutual funds was based on quoted market prices from national securities exchanges.
The Trust was a stabilized fixed income portfolio managed by the Trustee. The objective of the Trust was to produce stable returns that were usually higher than traditional money market investments. The Trust usually experienced little or no fluctuation in principal value as it was invested predominately in direct obligations of the U.S. Government and U.S. Government Agencies. The underlying investments in the Trust, including a stable value fund, were stated at estimated fair value based upon quoted market prices, if available, or dealer quotes as of the pricing date. Benefit-responsive wrapper contracts with insurance carriers were used by the Trust to provide market and cash flow protection, and were presented at fair value. Wrapper contracts generally changed the investment characteristics of underlying securities to those of guaranteed investment contracts. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities could have been withdrawn at contract or face value. Benefit-response distributions were generally defined as a withdrawal due to a participant's retirement, disability or death, or participant-directed transfers, in accordance with the terms of the Plan. The value of the Trust as determined using the contract value would have resulted in a decrease to fair value $620,475 as of December 31, 2010.
Some management fees and operating expenses charged to the Plan for investment in mutual funds were deducted from income earned on a daily basis and were not separately reflected. Consequently, management fees and operating expenses were reflected as a reduction of investment return for such investments and were borne by the participants.
Purchases and sales of securities were recorded on a trade-date basis. Gains and losses on the disposals of investments were determined based on the average cost of all such securities. Interest income was recorded on the accrual basis. Dividends were recorded on the ex-dividend date.
(e) Payment of Benefits
Benefit payments to participants were recorded upon distribution.
Note 3 – Company Stock Fund
The Plan offered the Company Stock Fund as an investment option, which was a unitized fund, holding cash and Company Stock. The Fund had a cash reserve in order to provide the liquidity necessary to process daily Company Stock transactions by the close of market each business day. The cash reserve generally represented between one and five percent of the total Fund value, and varied depending upon account activity. The reserve consisted of cash or cash equivalents. As of December 31, 2010, the cash reserve totaled $400,574.

6	(Continued)

Note 4 – Investments
The following table presents investments held by the Plan at December 31, 2010 that represent five percent or more of the Plan’s net assets.

December 31, 2010
Common stock fund:
INTL FCStone Inc. common stock	$13,097,457
Wells Fargo Short Term Investment Fund G	400,574
$13,498,031
General fund (the Trust)	$18,951,294

The Trust seeks to outperform money market funds in a normal yield curve environment and attempts to maintain a stable unit value of $10. Valuation occurs daily and interest is accrued daily and paid monthly. This investment is reported at fair value, as adjusted to contract value in the financial statements, which represents contributions made to the account, plus earnings on the underlying investment, less participant withdrawals and administrative expenses. Recording such investments at contract value rather than fair value, to the extent that they are fully benefit responsive, is in accordance with the guidance discussed in Note 2.
The Trust's one-year total return was 3.54% for 2010. The thirty-day effective yield, also known as the crediting interest rate, was 3.35% at December 31, 2010. Both the one-year total return and the thirty-day effective yield are net of the annual trustee fee of 0.25%. The crediting interest rate is calculated on a daily basis. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
The existence of certain conditions can limit the Trust's ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Trust or a unit holder, tax disqualification of the Trust or a unit holder, and certain Trust amendments if issuers' consent is not obtained. As of December 31, 2010, there was no occurrence of an event outside the normal operation of the Trust that would have caused a withdrawal from an investment contract. To the extent a unit holder suffered a tax disqualification or legal termination event, under normal circumstances, the liquid assets would have been available to satisfy the redemption of such unit holder's interest in the Trust without the need to access investment contracts.
During the period from January 1, 2011 through October 13, 2011 and the year ended December 31, 2010, respectively, the Plan's investments appreciated in value, including gains and losses on investments bought and sold during the year, as shown below:

	Period from January 1, 2011 to October 13, 2011	Year Ended December 31, 2010
INTL FCStone Inc. Company Stock Fund	$376,108	$5,128,420
General fund and mutual funds	421,383	715,573
Net appreciation in fair value of investments	$797,491	$5,843,993

Note 5 – Fair Value Measurements
The Fair Value Measurements and Disclosures Topic of the ASC establishes an authoritative definition of fair value, sets out a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement, and requires additional disclosures about fair value measurements. The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The guidance establishes a three-level fair value hierarchy that prioritizes the information used to develop the assumptions that market participants would use when pricing the asset or liability. The hierarchy gives the highest priority to unadjusted quoted prices in active markets and the lowest priority to

7	(Continued)

unobservable inputs.
A summary of the three levels of the fair value hierarchy is described below:

Level 1 -	Inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets and liabilities as of the reporting date.

Level 2 -
Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are either directly or indirectly observable or can be corroborated by observable market data as of the reporting date.

Level 3 -
Inputs to the valuation methodology are unobservable and significant inputs in situations where there is little or no market activity for the asset or liability and the entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The inputs or methodology used by valuing securities are not necessarily an indication of the risk associated with investing in those securities. The following is a description of the valuation methodologies used for assets and liabilities measured at fair value, including the general classification of such assets and liabilities pursuant to the valuation hierarchy.
Common Stock Fund - Shares of the Common Stock Fund were based upon the fair value of the underlying investments, which included Company Stock and cash equivalents. Cash equivalents consisted of a short-term money market fund that was stated at cost, which approximated fair value. The shares of Company Stock were measured by the closing price listed by the NASDAQ exchange. The fair value of the Common Stock Fund is classified within Level 1 of the valuation hierarchy.
Mutual funds - The mutual fund investments consisted of domestic and international stock, fixed income and target retirement date funds. These investments were public investment vehicles valued using the net asset value (“NAV”) provided by the administrator of the fund. The NAV was based on the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV was a quoted market price in an active market and classified within Level 1 of the valuation hierarchy.
General Fund - The underlying investments in the Trust, which included a stable value fund, was stated at estimated fair value based upon quoted market prices, if available, or dealer quotes as of the pricing date. As discussed previously, these investments were primarily obligations of the U.S. Government or U.S. Government Agencies. The fair value of the wrapper contracts associated with the synthetic investment contracts were based upon the estimated replacement costs of the wrap contracts projected during the life of the portfolio, as discounted. The underlying investments of the Trust were classified within Levels 2 and 3 of the valuation hierarchy. The fair value of the Trust was classified within Level 3 of the valuation hierarchy as the lowest level input significant to the fair value measurement of the Trust was the underlying securities that was classified within Level 3.
The methods described above may produce a fair value calculation that may not have been indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believed its valuation methods were appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could have resulted in a different fair value measurement at the reporting date.

8	(Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value:

Description	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
December 31, 2010
INTL FCStone Inc. Common Stock Fund:
INTL FCStone Inc. Common Stock	$13,097,457	—	—	$13,097,457
Wells Fargo Short Term Investment Fund G	400,574	—	—	400,574
General Fund (the Trust)	—	—	18,951,294	18,951,294
Mutual funds	7,518,569	—	—	7,518,569
Total investments, at fair value	$21,016,600	—	18,951,294	$39,967,894
As there were no investments remaining, the Plan did not have any investments categorized within Level 3 of the fair value hierarchy as of October 13, 2011. The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the period from January 1, 2011 through October 13, 2011 and the year ended December 31, 2010:

	General Fund (the Trust)
	Period from January 1, 2011 to October 13, 2011	Year Ended December 31, 2010
Balance, beginning of year	$18,951,294	$21,828,886
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(620,475)	243,142
Purchases and sales, net	(18,330,819)	(3,120,734)
Balance, end of year	$—	$18,951,294

Note 6 – Exempt Party-in-Interest Transactions
The Plan held 554,977 shares of common stock of INTL FCStone Inc., at December 31, 2010, with a cost basis of $13,612,871.
During the period from January 1, 2011 through October 13, 2011 and the year ended December 31, 2010, the Plan did not record any dividend income from Company Stock.
Note 7 – Federal Income Tax Status
In accordance with determination letter program procedures set forth by the IRS, the Plan filed an application for a favorable determination letter from the IRS that the Plan and its related Trust are designed in accordance with applicable regulations of the IRC. On January 22, 2011, a favorable determination letter was received from the IRS with respect to the termination of the Plan. The Plan was designed and operated in compliance with the applicable requirements of the Internal Revenue Code ("IRC") and the Plan and related trust are tax‑exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.
As required by U.S. GAAP, Plan management evaluates tax positions taken by the Plan and recognizes a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of October 13, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

9	(Continued)

Note 8 – Reconciliation of Financial Statements to Form 5500
The investment in the Trust was recorded at fair market value on Form 5500. The financial statements included an adjustment from fair value to contract value for the Trust. The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 to the Form 5500:

December 31, 2010
Net assets per Form 5500	$39,967,968
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(620,475)
Net assets available for benefits per the financial statements	$39,347,493

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the period from January 1, 2011 to October 13, 2011 to Form 5500:

Period from January 1, 2011 to October 13, 2011
Net loss per Form 5500	$(39,967,968)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	620,475
Transfers from this Plan	—
Decrease in net assets available for benefits per the financial statements	$(39,347,493)

Note 9 – Subsequent Event
The Plan has evaluated the effects of subsequent events through April 9, 2012, the date the financial statements were issued. There were no subsequent events that have occurred, which require adjustment or disclosure to the financial statements at October 13, 2011.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

FCStone Group Employee Stock Ownership Plan
(Name of Plan)

Date:	April 9, 2012	/s/ William J. Dunaway
William J. Dunaway
Chief Financial Officer

Schedule
FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN
Administered by Associated Benefits Corporation
Form 5500, Schedule H, Part IV, Line 4j – Schedule of Reportable Transactions
Period from January 1, 2011 to October 13, 2011

					(f)		(h)
		(c)			Expense		Current value
		Purchase	(d)	(e)	incurred	(g)	of asset on	(i)
(a)	(b)	price at	Selling	Lease	with	Cost of	transaction	Net gain
Party involved	Description of asset	cost	price	rental	transaction	asset	date	(loss)
Single transactions:
*The Thrift Profit Sharing Plan	General Fund	$2,557,523	2,580,225	—	—	2,557,523	2,580,225	22,702
*The Thrift Profit Sharing Plan	General Fund	2,979,697	3,007,601	—	—	2,979,697	3,007,601	27,904
*The Thrift Profit Sharing Plan	General Fund	1,989,990	2,022,877	—	—	1,989,990	2,022,877	32,887
*The Thrift Profit Sharing Plan	General Fund	2,268,232	2,319,768	—	—	2,268,232	2,319,768	51,536

Series transactions by broker:
Knights Equity Markets L.P.	INTL FCStone Inc. (6 buys)	$880,063	—	—	698	880,063	880,063	—
Knights Equity Markets L.P.	INTL FCStone Inc. (38 sales)	4,469,715	4,358,192	—	3,726	4,469,715	4,358,192	(111,523)

Series transactions by issue (A):
*Wells Fargo	Wells Fargo Short-Term Inv Fund G (64 buys)	$5,162,327	—	—	—	5,162,327	5,162,327	—
*Wells Fargo	Wells Fargo Short-Term Inv Fund G (128 sales)	5,562,900	5,562,900	—	—	5,562,900	5,562,900	—
*INTL FCStone Inc.	INTL FCStone Inc. (17 buys)	809,790	—	—	400	809,790	809,790	—
*INTL FCStone Inc.	INTL FCStone Inc. (145 sales)	10,299,436	11,059,194	—	4,126	10,299,436	11,059,194	759,758
*The Thrift Profit Sharing Plan	General Fund (30 buys)	1,666,656	—	—	—	1,666,656	1,666,656	—
*The Thrift Profit Sharing Plan	General Fund (66 sales)	20,105,718	20,368,778	—	—	20,105,718	20,368,778	263,060
(A) The numbers in parentheses represent the number of transactions.
* Known to be a party-in-interest.

See accompanying report of independent registered public accounting firm.